Exhibit 12.1
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
     The following table sets forth our consolidated ratio of earnings to combined fixed charges and preferred dividends for the periods indicated.

					Six Months Ended
Fiscal year Ended March 31,					September 30, 2007
2003	2004	2005	2006	2007
—	—	—	8.56x	8.21x	8.82x
     For the purpose of computing the ratio of earnings to combined fixed charges and preferred dividends, earnings consist of income before provision for income taxes and before adjustment for losses or earnings from equity investments plus fixed charges and dividends received from equity investments. Fixed charges consist of interest charges (whether expensed or capitalized), amortization of debt expense, preferred stock dividend requirements and that portion of rental expense we believe to be representative of interest. Note that prior to our fiscal year ended March 31, 2006, interest charges and that portion of rental expense representative of interest were immaterial. In addition, we did not have any preferred stock dividend requirement, as no shares of preferred stock had been issued.